As filed with the Securities and Exchange Commission on March 21, 1995.
                                                     REGISTRATION NO.   33-
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                           NORTH STAR UNIVERSAL, INC.
             (Exact name of registrant as specified in its charter)
                     MINNESOTA                           41-0498850
          (State or other jurisdiction of             (I.R.S. Employer
          incorporation or organization)           Identification Number)

                         610 PARK NATIONAL BANK BUILDING
                             5353 WAYZATA BOULEVARD
                          MINNEAPOLIS, MINNESOTA 55416
                                 (612) 546-7500
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 PETER E. FLYNN
                            EXECUTIVE VICE PRESIDENT,
                      CHIEF FINANCIAL OFFICER AND SECRETARY
                           NORTH STAR UNIVERSAL, INC.
                         610 PARK NATIONAL BANK BUILDING
                             5353 WAYZATA BOULEVARD
                          MINNEAPOLIS, MINNESOTA 55416
                                 (612) 546-7500
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    Copy to:
                             J. ANDREW HERRING, ESQ.
                            DORSEY & WHITNEY P.L.L.P.
                             220 SOUTH SIXTH STREET
                          MINNEAPOLIS, MINNESOTA  55402
                                 (612) 340-5683

   Approximate date of commencement of sales of the securities to the public:
   As soon as practicable after this Registration Statement becomes effective.
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the
                Securities Act of 1933, check the following box.     / /
    If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to
              Item 11(a)(1) of this form, check the following box.   /X/

                         CALCULATION OF REGISTRATION FEE

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                                              Proposed          Proposed
Title of each class                           Maximum           Maximum
of Securities to            Amount to be      offering price    offering           Amount of
be registered               registered        per unit(1)       price(1)           registration fee
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Subordinated Extendible
and Fixed-Term Time         $40,000,000.00          100%        $40,000,000.00     $13,792.00
Certificates

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(1) Estimated solely for purposes of calculating the amount of the registration fee.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                           North Star Universal, Inc.

                              CROSS REFERENCE SHEET
                    Pursuant to Item 501(b) of Regulation S-K

Item Number and Caption                        Heading in Prospectus
- --------------------------------------------------------------------

1.  Forepart of the Registration               Forepart of the Registration
    Statement and Outside Front                Statement and Outside Front
    Cover Page of  Prospectus.                 Cover Page of Prospectus.

2.  Inside Front and Outside Back              Inside Front and Outside Back
    Cover Pages of Prospectus.                 Cover Pages of Prospectus.

3.  Summary Information, Risk                  Prospectus Summary, Special
    Factors and Ratio of Earnings              Factors.
    to Fixed Charges.

4.  Use of Proceeds.                           Special Factors and Use of
                                               Proceeds.

5.  Determination of Offering Price.           *

6.  Dilution.                                  *

7.  Selling Security Holders.                  *

8.  Plan of Distribution.                      Plan of Distribution.

9.  Description of Securities to               Description of Time Certificates.
    be Registered.

10. Interests of Named Experts and             *
    Counsel.

11. Information with Respect to the            Outside Front Cover Page,
    Registrant.                                Prospectus Summary and Special
                                               Factors.

12. Incorporation of Certain                   Incorporation of Certain
    Information by Reference.                  Information by Reference.

13. Disclosure of Commission                   *
    Position on Indemnification
    for Securities Act Liabilities.
_________________________

*Not applicable.

                                   $40,000,000
                           NORTH STAR UNIVERSAL, INC.

SUBORDINATED EXTENDIBLE TIME CERTIFICATES    SUBORDINATED FIXED-TERM TIME CERTIFICATES
            4.50% Six Month                                8.75% Two Year

            5.00% Twelve Month                            10.00% Five Year

                                                          11.00% Ten Year

                            Minimum Investment of $1,000
                            ____________________________

     The Time Certificates offered hereby are unsecured obligations of North Star Universal, Inc. (the "Company") and subordinated to all Senior Indebtedness (as defined in the Indenture) of the Company.

     The interest rates of the Time Certificates are expected to change from time to time based on the Company's financial needs and current market conditions, but any such change will not affect the interest rate of any Time Certificates purchased prior to the effective date of such change. Any changes in interest rates of the Time Certificates will be made by post-effective amendment to this Prospectus setting forth such changes to the interest rates. See "Plan of Distribution."

     Interest rates on Extendible Time Certificates will be adjusted (upon notice to the holder) each six or twelve months from the date of issuance thereof, as applicable (each such date is herein called a "Roll-Over Date"). On any Roll-Over Date or within ten business days thereafter, Extendible Time Certificates are redeemable at the option of the Time Certificate holder. Both the Extendible and Fixed-Term Time Certificates may be redeemed at any time, in whole or in part, at the election of the Company. See "Description of Time Certificates."

     The Time Certificates are offered by officers and employees of the Company directly without an underwriter and on a continuous basis without an expected termination date. There is no assurance that all or any portion of the offered Time Certificates will be sold and, even if all of the Time Certificates offered hereby are sold, it is not expected that there will be a trading market for the Time Certificates. The Company reserves the right to reject any subscription, in whole or in part.

     THE TIME CERTIFICATES OFFERED HEREBY ARE NOT DEPOSITS OR ACCOUNTS WITH A BANK, SAVINGS AND LOAN ASSOCIATION OR OTHER FINANCIAL INSTITUTION REGULATED BY FEDERAL OR STATE BANKING AUTHORITIES AND SUCH SECURITIES ARE NOT ENTITLED TO ANY OF THE REGULATORY PROTECTIONS APPLICABLE TO DEPOSITS OR ACCOUNTS WITH SUCH REGULATED FINANCIAL INSTITUTIONS, INCLUDING DEPOSIT INSURANCE OR GOVERNMENTAL GUARANTEES. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH UNDER "SPECIAL FACTORS."

     This Prospectus is accompanied by the Company's 1994 Annual Report to Shareholders, portions of which are incorporated herein by reference. See "Incorporation of Certain Information by Reference."


                         _______________________________


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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                                              Underwriting
                           Price to           Discount and            Proceeds to
                           Public             Other Commissions       Company(1)
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Per Time Certificate       100%               None                    100%
Total                      $40,000,000        None                    $40,000,000
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(1)   Before deducting expenses estimated at $150,000.

                  The Date of this Prospectus is March 17, 1995

                              AVAILABLE INFORMATION


     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., and its regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10007 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials can also be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549, at prescribed rates. The common stock of the Company is listed on the Pacific Stock Exchange, and reports, proxy statements and other information filed by the Company with the Commission may be inspected at the offices of the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104.

     The Company furnishes to its shareholders annual reports containing audited financial statements and quarterly reports containing unaudited financial information for the first three quarters of each year. Copies of such reports are available upon written request.


                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The Company hereby incorporates by reference in the Prospectus the following documents filed with the Commission (File No. 0-15638):

     (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1994.
     (2)  The following portions of the Company's 1994 Annual Report to
          Shareholders:
          (a) Description of the Company's business furnished in accordance with Rule 14a-3(b)(6) under the Exchange Act on the inside front cover; all of the information found on page 1 under the heading "Financial Highlights" and the text under the heading "To Our Shareholders" on pages 2 and 3 are specifically excluded from incorporation herein.
          (b) Audited consolidated financial statements of the Company and the report of independent certified public accountants furnished in accordance with Rule 14a-3(b)(1) under the Exchange Act on pages 10 through 20.
          (c) Selected financial data relating to the Company furnished as required by Item 301 of Regulation S-K on page 20.
          (d) Information relating to industry segments, classes of similar products or services, foreign and domestic operations, and export sales furnished as required by paragraphs (b), (c)(l)(i) and (d) of Item 101 of Regulation S-K on page 19.
          (e) Supplementary financial information furnished as required by Item 302 of Regulation S-K on page 21.
          (f) Management's discussion and analysis of results of operations and financial condition furnished as required by Item 303 of Regulation S-K on pages 4 through 9.

     Any statement contained in any document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon the request of such person, a copy of any document incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Written or telephone requests should be directed to Investment Department, North Star Universal, Inc., 610 Park National Bank Building, 5353 Wayzata Boulevard, Minneapolis, Minnesota 55416, Telephone (612) 546-7500.

                               PROSPECTUS SUMMARY

THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS.

                                   THE COMPANY

     North Star Universal, Inc. ("North Star" or the "Company"), is a holding company. North Star's direct and indirect wholly owned subsidiaries include Americable, Inc. ("Americable"), Transition Engineering, Inc. ("Transition Engineering") and C.E. Services, Inc. and its United Kingdom subsidiary, C.E. Services (Europe) Limited (together, "C.E. Services"). Americable is a provider of connectivity and networking products and services. Transition Engineering is a manufacturer of connectivity devices and equipment used in local area network ("LAN") applications. C.E. Services is a third-party provider of systems, parts and services for mainframe computers and peripherals.

     Additionally, at March 1, 1995, the Company owned approximately 38% of the outstanding common stock of Michael Foods, Inc. ("Michael Foods"). Michael Foods is a food processing and distribution company, which the Company brought public in 1987. In June of 1991, the Company's health care services subsidiary, CorVel Corporation (formerly FORTIS Corporation) ("CorVel"), completed an initial public offering of its common stock. As of March 1, 1995, the Company's ownership in CorVel was approximately 37%. The Company directly employs six management and administrative employees.

     Americable provides products and services in the field of voice and data communication networking. Americable seeks to be a single-source provider for all of its customers' needs. As a value-added reseller and distributor, Americable supplies cables and connectors, network products, patch panels and fiber optics to various customers in the voice and data communications aftermarket, including resellers, other distributors installers and end-users. Americable also manufactures a wide variety of cable assemblies, sub-assemblies and specialty products for its customers. While some of the products are manufactured to standard specifications for sale by Americable as part of its product inventory, most are custom designed and manufactured to its customers' specifications. Additionally, Americable designs and supervises the implementation of the physical layer of LAN systems for its customers. In connection with such projects, the company offers products and services for all levels of computing, including mainframe, mini- and micro-workstations and personal computer based LAN systems.

     Transition Engineering designs, manufactures and markets hardware equipment that provides physical connectivity for LAN's and mini- and mainframe networks. Physical connectivity devices enable computing and other electronic devices to communicate over a network. These devices include transceivers, hubs, concentrators, adapters and related communications modules.

     C.E. Services is a third-party provider of systems, parts and services for mainframe computers and peripherals. Many of the company's services are especially valuable to computer leasing and credit companies that acquire large quantities of computer components and supply many different configurations of computer equipment to their end-user customers.

     Michael Foods is a diversified producer and distributor of food products operating in four basic areas--eggs and egg products, distribution of refrigerated grocery products, refrigerated and frozen potato products and dairy products. Michael Foods, through its eggs and egg products division, is one of the largest producers, processors and distributors of shell eggs, extended shelf-life liquid eggs and dried, hard-cooked and frozen egg products in the United States. The refrigerated distribution division also distributes a broad line of refrigerated grocery products directly to supermarkets, including cheese, shell eggs, bagels, butter, margarine, muffins, potato products, juices and ethnic foods. The potato products division processes and distributes refrigerated and frozen potato products for foodservice and retail markets throughout the United States. The dairy products division processes and distributes soft serve mix, ice cream mix, frozen yogurt mix and extended shelf-life, ultrapasteurized milk and specialty dairy products to fast food businesses and other foodservice outlets, independent retailers, ice cream manufacturers and others.

     CorVel is an independent nationwide provider of medical cost containment and managed care services designed to address escalating medical costs. CorVel's services include preferred provider organizations, automated medical fee auditing, medical case management, independent medical examinations, utilization review and vocational rehabilitation services. Such services are provided to insurance companies, third party administrators and employers to assist them in managing the medical costs and monitoring the quality of care associated with medical claims.

     The Company's principal executive offices are located at 610 Park National Bank Building, 5353 Wayzata Boulevard, Minneapolis, Minnesota 55416. Telephone:
(612) 546-7500.

                                  THE OFFERING

SECURITIES OFFERED . . . . . .   The Company is offering up to $40,000,000
                                 principal amount Subordinated Time Certificates
                                 (the "Time Certificates").  The Six and Twelve
                                 Month Subordinated Extendible Time Certificates
                                 (together, the "Extendible Time Certificates"), unless earlier redeemed by the holder thereof on or within ten business days after their respective Roll-Over Dates, mature four years from the date of issuance. The Two, Five and Ten Year Subordinated Fixed-Term Time
                                 Certificates (collectively, the "Fixed-Term
                                 Time Certificates") have maturities of two, five and ten years, respectively, and mature on the first day of the month immediately following the second, fifth and tenth anniversary of the date of issuance, respectively. See "Description of Time
                                 Certificates-General."

INTEREST RATE AND PAYMENT. . .   Interest on the Time Certificates will accrue
                                 from the date of issuance. Interest will be
                                 payable with respect to Extendible Time
                                 Certificates semi-annually and with respect to
                                 the Fixed-Term Time Certificates, quarterly or
                                 at maturity at the option of the Certificate
                                 holder.  If the interest is paid at maturity
                                 only, it will be compounded quarterly.
                                 Additionally, holders of Fixed-Term Time
                                 Certificates in denominations of $5,000 or
                                 more, may elect to receive interest payments
                                 monthly.   The interest rate applicable to each
                                 Six and Twelve Month Extendible Time
                                 Certificate will automatically adjust each six and twelve months, respectively, on each Roll-
                                 Over Date, unless redeemed by the Time
                                 Certificate holder. Not less than ten business days prior to the Roll-Over Date, the Company will mail to holders of Extendible Time
                                 Certificates a notice of the upcoming Roll-Over
                                 Date and the new interest rate that will be payable with respect to the Extendible Time
                                 Certificates until the next Roll-Over Date.
                                 See "Description of Time Certificates-
                                 Extendible Time Certificates." Once issued, the interest rate applicable to a Fixed-Term
                                 Time Certificate will not adjust prior to maturity. See "Description of Time
                                 Certificates-Fixed-Term Time Certificates."

REDEMPTION . . . . . . . . . .   The Extendible Time Certificates are redeemable
                                 in whole or in part at the option of the holder on or within ten business days after any Roll-
                                 Over Date.  See "Description of Time
                                 Certificates-Extendible Time Certificates-
                                 Interest Rate Adjustment and Roll-Over." Both the Extendible Time Certificates and the Fixed-
                                 Term Certificates are redeemable at the
                                 Company's option, in whole or in part, at any time. See "Description of Time Certificates-
                                 Provisions Relating to All Time Certificates-
                                 Redemption at the Option of the Company."

REPAYMENT UPON DEATH
OR DISABILITY. . . . . . . . .   Under certain circumstances, the Company will
                                 repay up to $25,000 in aggregate principal amount of Time Certificates at par upon the death or disability of a Time Certificate holder. See "Description of Time Certificates-
                                 Provisions Relating to All Time Certificates-
                                 Redemption by the Holder Upon Death or
                                 Disability."

SUBORDINATION. . . . . . . . .   The Time Certificates are unsecured obligations
                                 of the Company and subordinated to all present and future Senior Indebtedness of the Company, as defined in the Indenture. There are no restrictions in the Indenture on incurring additional Senior Indebtedness or other indebtedness. See "Description of the Time
                                 Certificates-Provisions Relating to All Time
                                 Certificates-Subordination."

                                 SPECIAL FACTORS

     Prospective investors should consider, together with the other matters set forth in this Prospectus, the following factors in evaluating an investment in the Time Certificates:

     ABSENCE OF INSURANCE AND GUARANTEES. The Time Certificates are not insured or guaranteed by any governmental agency or any public or private entity as are certificates of deposit or other accounts offered by banks, savings and loan associations or credit unions. In these respects, the Time Certificates are similar to the subordinated debt securities of other commercial entities, but are unlike certificates of deposits or other similar accounts offered by banks and savings institutions.

     HIGH LEVERAGE AND CASH FLOW DEFICITS. Historically, the Company has had a high debt to equity ratio and, since the formation of Michael Foods in May 1987, the Company (exclusive of Michael Foods) has experienced operating cash flow deficits. The Company and its consolidated subsidiaries had long term debt (including current maturities) and short-term notes payable of approximately $45.7 million as of December 31, 1994, and the Company's debt-to-equity ratio at December 31, 1994, was 1.33 to 1. Also, the Company had cash flow deficits from operations of approximately $4.6 million in 1994, $3.1 million in 1993 and approximately $3.9 million in 1992, and operating cash flow deficits are expected to continue. The Company intends to fund such operating cash flow deficits through its available cash and cash equivalents, proceeds from the sale of Time Certificates pursuant to this offering, amounts available under the credit facilities of the Company and its consolidated subsidiaries, and dividends from Michael Foods. The Company's ratio of earnings to fixed charges for each of the five years ended December 31, 1990, 1991, 1992, 1993 and 1994 was 2.46, 1.53, .02, .28 and (.51), respectively. Because the Company remains leveraged, however, a significant decline in the earnings of the Company's operating subsidiaries, a prolonged interruption or significant reduction in sales of Time Certificates pursuant to this offering, or a significant reduction in the cash dividends the Company receives from Michael Foods, could have a material adverse effect on the Company's ability to make scheduled payments of interest and principal on its indebtedness, including the Time Certificates offered hereby. See "Management's Discussion and Analysis of Results of Operations and Financial Condition-Capital Resources and Liquidity" contained in the copy of the Company's 1994 Annual Report to Shareholders, which accompanies this Prospectus.

     RELIANCE UPON SALES OF NEW TIME CERTIFICATES. The Company relies upon the sale of new Time Certificates to retire maturing debentures (under the Company's earlier debenture programs) and Time Certificates and, to a much lesser extent, to finance operations. Aggregate sales of new Time Certificates include the reinvestment of proceeds from maturing Time Certificates or debentures into new Time Certificates and the sale of Time Certificates unrelated to maturing Time Certificates or debentures. During 1994, 1993 and 1992, approximately 63%, 54% and 52%, respectively, of the proceeds from maturing Time Certificates or debentures was reinvested in new Time Certificates. During 1994, 1993 and 1992, total new sales of Time Certificates (including the reinvestment of compounded interest) exceeded redeemed Time Certificates and debentures, resulting in net cash proceeds of approximately $1.8 million, $680,000 and $1.3 million, respectively, to the Company. In 1991 and 1990, however, maturing Time Certificates and debentures exceeded total new sales of Time Certificates (including the reinvestment of compounded interest), resulting in net cash deficits of approximately $313,000 and $2.6 million, respectively. While the Company intends to offer Time Certificates at competitive rates relative to other comparable investment products, no assurance can be made that future sales of Time Certificates (including reinvested proceeds) will equal or exceed maturing Time Certificates and debentures. Approximately $12.1 million and $11.2 million principal amount of Time Certificates and debentures mature in 1995 and 1996, respectively. See "Management's Discussion and Analysis of Results of Operations and Financial Condition-Capital Resources and Liquidity" contained in the copy of the Company's 1994 Annual Report to Shareholders, which accompanies this Prospectus.

     MICHAEL FOODS AND CORVEL. Because Michael Foods and CorVel are not wholly owned subsidiaries, the Company does not have the ability to utilize cash flow from Michael Foods or CorVel in connection with its wholly owned operating subsidiaries or to repay its indebtedness. The only cash the Company can obtain from Michael Foods and CorVel are cash dividend payments made to all

Michael Foods or CorVel shareholders. During 1994, the Company received cash dividends equal to $1,471,000, with respect to its shares of Michael Foods common stock. Since its initial public offering, CorVel has not paid any dividends and it has indicated that it does not anticipate doing so during the foreseeable future. There can be no assurance that Michael Foods will continue to declare quarterly cash dividends. Any reduction in the amount of such quarterly cash dividends could have an adverse effect on the ability of the Company to make scheduled payments of principal and interest on its indebtedness, including the Time Certificates offered hereby. See "Management's Discussion and Analysis of Results of Operations and Financial Condition-Capital Resources and Liquidity" contained in the copy of the Company's 1994 Annual Report to Shareholders, which accompanies this Prospectus.

     SUBORDINATION OF TIME CERTIFICATES. The Time Certificates are subordinate and junior to any and all Senior Indebtedness of the Company, as defined in the Indenture. Also, with respect to certain of the Company's Senior Indebtedness, the Company has pledged its shares of Michael Foods stock to secure such indebtedness. There are no restrictions in the Indenture regarding the amount of Senior Indebtedness of the Company, which may fluctuate. In the event of a default on the Senior Indebtedness or the liquidation of the Company, all Senior Indebtedness must be paid prior to any payment of principal or interest on the Time Certificates. The Time Certificates are in parity with all of the subordinated debentures and Time Certificates that have previously been offered by the Company. As of December 31, 1994, the outstanding Senior Indebtedness of the Company was $4.2 million and there was $41.4 million principal amount of subordinated indebtedness of the Company outstanding (subordinated debentures and Time Certificates), which rank in parity with the Time Certificates. See "Description of the Time Certificates--Provisions Relating to All Time Certificates-Subordination."

     NO SECURITY FOR PAYMENT. The Time Certificates offered hereby are unsecured and do not have the benefit of a sinking fund or other similar provision providing for retirement of the Time Certificates at their maturity. The Company's ability to repay the Time Certificates could be adversely affected if the Company were unable to raise additional funds through the issuance of new debt or equity securities or the sale of Company assets. See "Management's Discussion and Analysis of Results of Operations and Financial Condition-Capital Resources and Liquidity" contained in the copy of the Company's 1994 Annual Report to Shareholders, which accompanies this Prospectus.

     REDEMPTION. The Company, at its option, may at any time redeem any or all of the outstanding Extendible or Fixed-Term Time Certificates of any type selected by interest rate or maturity. If the Company redeems less than all of the outstanding Time Certificates selected for redemption, the Company will redeem the Time Certificates ratably or by lot. The Time Certificates will be redeemed at 100% of the principal amount plus accrued but unpaid interest. See "Description of Time Certificates-Provisions Relating to all Time Certificates-Redemption at the Option of the Company."

     NO PUBLIC TRADING MARKET FOR THE TIME CERTIFICATES. It is unlikely that any trading market for the Time Certificates offered hereby will develop, or, if developed, will be sustained, or that the Time Certificates offered hereunder may be resold at any price. In addition, the Time Certificates offered hereunder may be issued in uneven amounts which could further restrict the ability to trade the Time Certificates.

     NO FIRM UNDERWRITING COMMITMENT. The Time Certificates are being offered by officers and employees of the Company without a firm underwriting commitment. No assurance can be given as to the principal amount of Time Certificates that will be sold or whether the proceeds received by the Company from the sale of Time Certificates will be sufficient for the uses required by the Company. See "Use of Proceeds."

                                 USE OF PROCEEDS

     The Company anticipates applying net proceeds from the sale of the Time Certificates first to retire outstanding subordinated debentures and Time Certificates and related accrued interest, as such subordinated debentures and Time Certificates mature. As of December 31, 1994, $41.4 million principal amount of subordinated debentures and Time Certificates were outstanding. During 1995 and 1996, approximately $12.1 million and $11.2 million principal amount of subordinated debentures and Time Certificates, respectively, will mature. The Company's maturing subordinated debentures and Time Certificates during 1995 and 1996 will have a weighted average to maturity interest rate of approximately 9.25% and 9.6% respectively. In the event that proceeds from the sale of the Time Certificates exceed the amount necessary to repay maturing subordinated debentures and Time Certificates and prior to the maturity of such subordinated debentures and Time Certificates, the Company will include such proceeds in the general funds of the Company, which the Company expects to use for corporate costs, working capital and other operating purposes.


                              PLAN OF DISTRIBUTION

     The Company is offering hereby an aggregate of up to $40,000,000 principal amount of Time Certificates, which will be offered by authorized officers and employees of the Company directly without an underwriter and on a continuous basis without an expected termination date. No underwriting discounts or commissions of any kind will be paid to such officers or employees in connection with this offering. No minimum amount of the Time Certificates must be sold in order for the Company to accept and deposit the proceeds of this offering.
     The Time Certificates only may be purchased by means of the offer to purchase Time Certificates contained in the form of Subscription Agreement provided by the Company (the "Subscription Agreement"). The Company will not accept an offer to purchase Time Certificates or negotiate checks delivered for payment on the sale of Time Certificates unless the prospective purchaser has previously received this Prospectus and a current post-effective amendment thereto, if any, setting forth changes to the initial interest rates for each series of Time Certificates set forth on the cover page hereof.
     In the event that the Company receives a properly executed Subscription Agreement and payment for the purchase of Time Certificates from any person who has previously received this Prospectus, but who has not received a current post-effective amendment thereto, the Company will not accept the Subscription Agreement nor accept any payment therefor until the lapse of five business days following the mailing of a confirmation of sale and current post-effective amendment to such prospective purchaser. During this five business day period, any prospective purchaser of Time Certificates may revoke his or her offer, orally or in writing, and the Company will promptly return any checks or funds previously delivered to it. Once the Company accepts an offer, however, orders to purchase Time Certificates and the issuance of such certificates will be deemed to have occurred as of the date of receipt by the Company of a Subscription Agreement and payment. The Company reserves the right to reject any offer to purchase in whole or in part.
     Prospective purchasers who have submitted Subscription Agreements and payment of the purchase price for Time Certificates may revoke their offer by writing the Company at 610 Park National Bank Building, 5353 Wayzata Boulevard, Minneapolis, Minnesota 55416. Attention: Investment Department, or by calling
(612) 546-7500. Investors seeking information as to the current interest rates for the Time Certificates may contact the Company at 1-800-247-1246 to receive a current quote as to such rates.

                        DESCRIPTION OF TIME CERTIFICATES

GENERAL

     The Time Certificates will be issued under an Indenture, dated as of April 26, 1989, as amended by that certain First Supplemental Indenture, dated as of March 16, 1992 and by that certain Second Supplemental Indenture, dated as of March 16, 1995 (as amended, the "Indenture"), between the Company and National City Bank of Minneapolis, as Trustee (the "Trustee"). The Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, and a copy is available for inspection at the principal executive offices of the Trustee. The following discussion summarizes certain provisions of the Indenture and is subject to, and is qualified in its entirety by reference to all of the provisions of the Indenture, including the definitions therein of certain terms. Whenever particular provisions of or terms defined in the Indenture are referred to in this Prospectus, such provisions or defined terms are incorporated herein by reference. Section and article references appearing below are to the Indenture.
     The First Supplemental Indenture increased the principal amount of Time Certificates that may be issued under the Indenture from $40 million to $80 million. The Second Supplemental Indenture increased the principal amount of Time Certificates that may be issued under the Indenture from $80 million to $120 million. As of March 1, 1995, approximately $73.9 million principal amount of Time Certificates had been issued under the Indenture and approximately
$33.3 million principal amount of Time Certificates was outstanding under the Indenture. There is no limitation on the respective principal amount of any type of Time Certificates that may be outstanding at any time. The Extendible Time Certificates will mature four years after their date of issue, unless previously redeemed at the option of the Company or, as described below, at the option of the holder. The Fixed-Term Time Certificates will mature on the first day of the month immediately following the second, fifth and tenth anniversary of their respective dates of issue, unless previously redeemed at the option of the Company.
     The Time Certificates are unsecured obligations of the Company and rank on a parity with other outstanding subordinated debt of the Company, including previously issued debentures of the Company issued under its debenture programs, previously issued Time Certificates issued under the Indenture and, except as stated below, general creditors of the Company. See "Provisions Relating to All Time Certificates- Subordination." There is no sinking fund or similar provision for payment of the Time Certificates at maturity. Maturing Time Certificates will be paid from general funds of the Company or from the sale of new Time Certificates.
     The initial interest rates payable on any unsold Time Certificates will be subject to change by the Company from time to time based on market conditions and the Company's financial requirements, but no such change will affect the interest rate on any Time Certificate purchased prior to the effective date of such change. The interest rate applicable to each type of Time Certificate will be the rate set forth in this Prospectus or in a post-effective amendment to this Prospectus, if any, in effect as of the date of issuance of such Time Certificate. Interest payable on the Time Certificates will be calculated based on a 365 day year.
     The Time Certificates will be issued only in registered form, without coupons, in any amount of $1,000 or more. (Section 2.02(a)).

                          EXTENDIBLE TIME CERTIFICATES

     INTEREST. Interest on each Extendible Time Certificate will accrue from its date of issuance and will be payable semi-annually beginning on the day before the same calendar day of the sixth month following the date of issuance of such certificate. If, however, the date of issuance was the 29th, 30th or 31st day of any calendar month and the calendar month six months following the date of issuance does not include the actual calendar day of the date of issuance, then such interest shall be payable on the last calendar day of the sixth month following the date of issuance. Interest on each Extendible Time Certificate will be payable to the person in whose name the Extendible Time Certificate is registered at the close of business on the 15th day before interest is payable.
     INTEREST RATE ADJUSTMENT AND ROLL-OVER. The interest rate applicable to each Six Month Extendible Subordinated Time Certificate will be adjusted every six months. The first adjustment will occur on the same calendar day of the sixth month following the date of issuance of such certificate. If, however, the date of issuance was the 29th, 30th or 31st day of any calendar month and the calendar month six months following the date of issuance does not include the actual calendar day of the date of issuance, then the interest rate will be adjusted on the last calendar day of the sixth month following the date of issuance. Thereafter, the interest rate will continue to adjust every six months on the anniversary date of the date of issuance and on the anniversary date of the date of the first interest rate adjustment until maturity, unless earlier redeemed. The interest rate applicable to each Twelve Month Extendible Subordinated Time Certificate will be adjusted on each anniversary date of the date of issuance of the certificate.
     Each such date, whereupon the interest rate applicable to such Extendible Time Certificates is adjusted, is referred to as a "Roll-Over Date." From and after the Roll-Over Date, the new interest rate will be paid by the Company with respect to such Extendible Time Certificates until the next Roll-Over Date.
     The Company will give each registered holder of an Extendible Time Certificate written notice at least ten business days prior to a Roll-Over Date (such date is herein referred to as the "Notice Date") reminding the holder of such date and notifying the holder of the interest rate applicable to such Extendible Time Certificate as of the Notice Date. A holder of an Extendible Time Certificate may elect to hold such Extendible Time Certificate at the so announced interest rate until the next Roll-Over Date or present the Extendible Time Certificate to the Company within ten days after the Roll-Over Date for redemption at 100 percent of the certificate's principal amount or a portion thereof. However, if the interest rate applicable to such Extendible Time Certificate on the Roll-Over Date is different from the interest rate as of the Notice Date, the holder will be notified of the change in interest rate and be given ten business days from the date of such notice of the change in interest rates to present the Extendible Time Certificate to the Company for redemption. Failure by a holder to so present an Extendible Time Certificate for redemption will be deemed an election to hold such Extendible Time Certificate until the following Roll-Over Date. If a holder submits an Extendible Time Certificate for redemption, no interest will be paid during the period from the Roll-Over Date to the date of redemption. Registered holders of the Extendible Time Certificates will be determined at the close of business on the 15th day prior to the Roll-Over Date.

FIXED-TERM TIME CERTIFICATES

     INTEREST. Interest on each Fixed-Term Time Certificate will accrue from the date of issuance and will be payable, at the election of the initial purchaser, quarterly, at maturity, or if the Fixed-Term Time Certificate is in a denomination of $5,000 or more, monthly. If interest is paid at maturity only, it will be compounded quarterly.
     The election by the purchaser at the time of the purchase for payment of interest at maturity may be changed only once to provide for the payment either quarterly or monthly. Accrued and unpaid interest as of the effective date of the change will be added to the principal amount of the Fixed-Term Time Certificate and simple interest will be paid thereafter on the new principal amount. To change the payment option a holder of a Fixed-Term Time Certificate must: (a) furnish the Company with a written notice of such election;
(b) forward the actual certificate evidencing the Fixed-Term Time Certificate to the Company for notation of current value and change in interest payment; and
(c) provide such additional documentation and other materials as the Company deems necessary.

PROVISIONS RELATING TO ALL TIME CERTIFICATES

     SUBORDINATION. Payment of principal and interest on the Time Certificates is subordinated and subject to the prior payment in full of all Senior Indebtedness. Upon (i) the maturity of such Senior Indebtedness, including by lapse of time, acceleration or otherwise, (ii) the happening of an event of default with respect to any Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof, or (iii) any distribution of the assets of the Company upon the dissolution, winding up, liquidation or reorganization of the Company, the holders of such Senior Indebtedness will be entitled to receive payment in full before the holders of the Time Certificates are entitled to receive any payment. (Article 10).

     Under the Indenture, "Senior Indebtedness" means all Indebtedness (other than the Time Certificates and other subordinated debentures of the Company), whether outstanding on the date of execution of the Indenture or thereafter created, incurred, assumed, or guaranteed by the Company (and all renewals, extensions or refunding thereof), unless the instrument under which such Indebtedness is created, incurred, assumed or guaranteed expressly provides that such Indebtedness is not senior or superior in right of payment to the Time Certificates. "Indebtedness" means any indebtedness, contingent or otherwise, in respect of borrowed money, or evidenced by bonds, notes, debentures or similar instruments or letters of credit, or representing the balance deferred and unpaid of the purchase price of any property or interest therein, except any such balance that constitutes a trade payable.
     The Indenture does not limit the amount of additional indebtedness, including Senior Indebtedness, which the Company or any subsidiary can create, incur, assume or guarantee. As a result of these subordination provisions, holders of the Time Certificates may recover less ratably than holders of Senior Indebtedness of the Company, in the event of insolvency. As of December 31, 1994, the outstanding Senior Indebtedness of the Company was $4.2 million.
     Also, as of December 31, 1994, there was $41.4 million principal amount of subordinated debentures and Time Certificates of the Company outstanding. The Time Certificates currently outstanding and those to be sold pursuant to this offering rank in parity with each other and with the outstanding subordinated debentures.
     INTEREST ACCRUAL DATE. Interest on the Time Certificates accrues from the date of issuance, which is deemed to be the date the Company receives a properly executed Subscription Agreement and appropriate funds, provided such are received prior to 3:00 p.m. on a business day. Otherwise, if the Company receives such funds on a non-business day or after 3:00 p.m. on a business day, then the date of issuance will be deemed to be the next business day. For this purpose, the Company's business days will be deemed to be Monday through Friday, except for Minnesota legal holidays. (Sections 1.01 and 2.02).
     TAXES. The following discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable regulations thereunder, judicial authority and current administrative rulings, all of which may be retroactively subject to change. Each prospective purchaser of Time Certificates is advised to consult his or her own tax advisor. Interest on the Time Certificates is taxable as it accrues, including interest on Fixed-Term Time Certificates which is payable only at maturity. As a consequence, a holder of a Fixed-Term Time Certificate who elects payment of interest at maturity is required to recognize the interest income on such Time Certificate as it accrues although payment of such interest is deferred until maturity. Under the Code, the Company is required to report the interest earned on Time Certificates with respect to each holder to the Internal Revenue Service. No portion of interest will be withheld for holders providing the Company with a taxpayer identification number on Forms W-8 or W-9, except on accounts held by foreign business entities. With respect to those investors who do not provide the Company with a taxpayer identification number on Forms W-8 or W-9, the Company will withhold 31% of any interest paid. It is the Company's policy that no sale will be made to anyone refusing to provide a taxpayer identification number on Forms W-8 or W-9.
     ADDITIONAL INTEREST. In addition to the interest rates payable as set forth above, the Company may make such additional payments of interest, premiums or other benefits ("Additional Interest") on such of the Time Certificates, in such amounts, in such form, on such terms and at such times as shall be determined from time to time by the Company. Such Additional Interest payments may be modified or discontinued at any time. For example, such Additional Interest payments may be limited to new investors, or to current investors increasing or renewing their investments in the Company's Time Certificates. Also, such Additional Interest payments may be limited to current or new investors residing in a particular geographic area. (Section 2.02).
     REDEMPTION AT THE OPTION OF THE COMPANY. The Company may, at its option, redeem any or all of the Time Certificates on at least 30 days notice to each holder of Time Certificates to be redeemed at his or her registered address at a price of 100 percent of the principal amount of the Time Certificates, plus accrued interest on a daily basis to the redemption date. The Company may select for redemption of the Time Certificates a single class, interest rate or maturity. In the event of redemption of less than all of a series or class of Time Certificates selected for redemption by the Company, the Time Certificates will be chosen for redemption by the Trustee as provided in the Indenture, generally pro rata or by lot. On and after the redemption date, interest ceases to accrue on Time Certificates or portions of them called for redemption. (Article 3).

     REDEMPTION BY THE HOLDER UPON DEATH OR DISABILITY. A maximum principal amount of $25,000 in one or more Time Certificates may be redeemed at the election of the original owner (if such person is still the holder) following such person's total permanent disability or by such person's estate, following the holder's death, as established to the satisfaction of the Company. The redemption price, in the event of such a death or disability, will be the principal amount of the Time Certificate, plus interest accrued and not previously paid, to the date of redemption. If two or more persons are joint record owners of a Time Certificate, the election to redeem will not apply until all record owners are either deceased or disabled, except that, if the joint owners are husband and wife, the election may be made after the death or total
permanent disability of either spouse.   (Article 3).
     MODIFICATION OF INDENTURE. The Indenture may be modified by the Company and the Trustee at any time or times with the consent of the holders of not less than a majority in principal amount of the Time Certificates then outstanding, but no modification of the Indenture may be made which will affect the terms of payment of, the principal of, or any interest on any Time Certificate, without the consent of the holder thereof, or reduce the percentage of Time Certificate holders whose consent to modification is required. Without action by the Time Certificate holders, the Company and the Trustee may enter into supplemental indentures adding covenants or agreements of the Company for the protection of the Time Certificate holders, clarifying any ambiguity or correcting any defect in the Indenture, consistent with its terms, or making any change to the Indenture that does not adversely affect the legal rights of the Time Certificate holders. (Article 9). The Company and the Trustee have entered into that certain First Supplemental Indenture dated as of March 16, 1992, which amended the Indenture dated as of April 26, 1989, to increase the principal amount of Time Certificates that may be issued thereunder from $40,000,000 to $80,000,000. In addition, the Company and the Trustee have entered into that certain Second Supplemental Indenture, dated as of March 16, 1995, which amended the Indenture dated as of April 26, 1989, to increase the principal amount of the Time Certificates that may be issued thereunder from $80,000,000 to $120,000,000.
     PLACE, METHOD AND TIME OF PAYMENT. Principal and interest on the Time Certificates will be payable at the principal executive office of the Company, as it may be established from time to time, or at such other place as the Company may designate for that purpose; provided, however, that payments may be made at the option of the Company by check or draft mailed to the person entitled thereto at his or her address appearing in the register which the Company maintains for that purpose. Any payment of principal or interest which shall be due on a non-business day will be payable by the Company on the next business day immediately following such non-business day. (Sections 2.03 and 11.07).
     EVENTS OF DEFAULT. An Event of Default is defined in the Indenture as being a default in payment of principal on the Time Certificates which has not been cured; a default for 30 days in payment of any installment of interest on the Time Certificates; acceleration of maturity of any Senior Indebtedness in an amount exceeding $500,000 under the terms of the instrument under which such Senior Indebtedness is or may be outstanding, if such acceleration is not annulled within 30 days after written notice; or certain events of bankruptcy, insolvency or reorganization or default in the performance or breach of any covenant or warranty of the Company in the Indenture and continuance of such default in performance or breach for a period of 60 days after notice of such default has been received by the Company from the Trustee or from the holders of 25% in principal amount of the outstanding Time Certificates. The Company is required to file annually with the Trustee an Officer's Certificate as to the absence of certain defaults under the terms of the Indenture. The Indenture provides that the holders of 51% in aggregate principal amount of the Time Certificates at the time outstanding may, on behalf of all holders, waive any past default or Event of Default except in payment of principal or interest on the Time Certificates. (Article 6).
     Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Time Certificate holders, unless such Time Certificate holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the holders of a majority in principal amount of the Time Certificates at the time outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any power conferred on the Trustee. The Indenture contains certain limitations on the right of an individual Time Certificate holder to institute legal proceedings in the event of the Company's default. (Section 6.06).

     SATISFACTION AND DISCHARGE OF INDENTURE. The Indenture may be discharged upon the payment of all Time Certificates outstanding thereunder or upon deposit in trust of funds sufficient therefor, plus compliance with certain formal procedures. (Article 8).
     REPORTS. The Company publishes annual reports containing audited financial statements and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year. Copies of such reports will be sent to any Time Certificate holder upon written request.
     SERVICE CHARGES. The Company reserves the right to assess service charges for issuing Certificates to replace lost or stolen Time Certificates, changing the registration of a Certificate when such change is occasioned by a change in name of the holder, issuing a replacement interest payment check, or a transferring (whether by operation of law or otherwise) of the Time Certificate by the holder to another holder. (Sections 2.05, 2.07 and 2.08).
     TRANSFER AND EXCHANGE. A holder may transfer or exchange Time Certificates in accordance with the Indenture. The Company, as the registrar under the Indenture, may require a holder, among other things to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Fixed-Term Time Certificates selected for redemption. Also, the Company is not required to transfer or exchange any Time Certificate for a period of fifteen business days before the maturity of such Time Certificates. (Section 2.07).
     CONCERNING THE TRUSTEE. The Trustee acts as the trustee under that certain Indenture, dated as of December 1, 1986, pursuant to which the Company's Subordinated Debentures, Series 87/88 were previously issued. The Time Certificates rank in parity with outstanding Subordinated Debentures, Series 87/88, of the Company. Also, the Indenture contains certain limitations on the right of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property with respect to any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined) and if any of the Indenture securities are in default it must eliminate such conflict or resign.
     The holders of a majority in principal amount of the then outstanding Time Certificates issued under the Indenture will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee. The Indenture provides that in case an Event of Default shall occur, and is not cured, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of the Time Certificates issued thereunder, unless they shall have offered to the Trustee security and indemnity satisfactory to it.


                                     EXPERTS

     The consolidated financial statements of North Star Universal, Inc. and Subsidiaries have been audited by Grant Thornton LLP, independent certified public accountants, to the extent and for the periods indicated in their report appearing in the copy of the Company's 1994 Annual Report to Shareholders, which accompanies this Prospectus.
     Such financial statements are included in the copy of the Company's 1994 Annual Report to Shareholders, which accompanies this Prospectus, and incorporated by reference herein in reliance upon such report of such firm given upon their authority as an expert in accounting and auditing.


                                  LEGAL MATTERS

     Certain legal matters in connection with the issuance of the Time Certificates will be passed upon for the Company by the law firm of Dorsey & Whitney P.L.L.P., Minneapolis, Minnesota.

                  TABLE OF CONTENTS                           $40,000,000

Available Information  . . . . . . . . . . . .   2        SIX AND TWELVE MONTH
Incorporation of Certain Information                     SUBORDINATED EXTENDIBLE
  by Reference . . . . . . . . . . . . . . . .   2          TIME CERTIFICATES
Prospectus Summary . . . . . . . . . . . . . .   3
Special Factors. . . . . . . . . . . . . . . .   6          TWO, FIVE AND TEN
Use of Proceeds. . . . . . . . . . . . . . . .   8          YEAR SUBORDINATED
Plan of Distribution . . . . . . . . . . . . .   8           FIXED-TERM TIME
Description of Time Certificates . . . . . . .   9             CERTIFICATES
Experts. . . . . . . . . . . . . . . . . . . .  13
Legal Matters. . . . . . . . . . . . . . . . .  13



No person has been authorized in connection with         _______________________
the offering to give any information or to make
any representations not contained in this                      PROSPECTUS
prospectus, and if given or made, such information
or representations must not be relied upon as            _______________________
having been authorized by the Company. This
Prospectus does not constitute an offer or
solicitation by anyone in any state in which such
offer or solicitation is not authorized, or in           NORTH STAR
which the person making such offer or solicitation       UNIVERSAL, INC.
is not qualified to do so, or to any person to           610 Park National Bank
whom it is unlawful to make such offer or                Building
solicitation. Neither the delivery of this               5353 Wayzata Boulevard
Prospectus nor any sales made hereunder shall,           Minneapolis, MN  55416
under any circumstances, create any implication
that there has been no change in the affairs of          The date of this
the Company since the date of this Prospectus            Prospectus is
                                                         March 17, 1995

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

          With the exception of the SEC registration fee, the following expenses to be paid by the Registrant in connection with the distribution of the Time Certificates being registered have been estimated.


               SEC registration fee  . . . . . . . .  $ 13,792
               Printing. . . . . . . . . . . . . . .    30,000
               Legal fees and expenses . . . . . . .    50,000
               Accounting fees . . . . . . . . . . .    35,000
               Trustee's fee . . . . . . . . . . . .    10,000
               Miscellaneous . . . . . . . . . . . .    11,208
                                                       -------
                 Total . . . . . . . . . . . . . . .  $150,000
                                                       -------
                                                       -------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

          Section 302A.521 of the Minnesota Statutes provides in substance that, unless prohibited by its articles of incorporation, a corporation must indemnify an officer or director who is made or threatened to be made a party to a proceeding because of his or her capacity as an officer or director, against judgments, penalties and fines and reasonable expenses, including attorneys' fees and disbursements incurred by such person in connection with the proceeding, if certain criteria are met. These criteria, all of which must be met by the person seeking indemnification are (a) that no other organization has paid the expenses for which indemnification is requested; (b) that such person must have conducted himself or herself in good faith; (c) that no improper personal benefits were obtained by such person and such person did not engage in self-dealing as defined in the Minnesota Business Corporation Act; (d) that if the action is a criminal prosecution, there must have been no reasonable cause for such person to have believed that the conduct was unlawful; and (e) that such person must have acted in a manner reasonably believed to have been in the best interests of the corporation. Provision is made in the statute for determinations as to eligibility for indemnification. The determination is made by the members of the corporation's board of directors who are at the time not a party to the proceedings under consideration, by special legal counsel selected by the board of directors, by the shareholders who are not parties to the proceedings or by a court in the State of Minnesota. Article IX of the Amended and Restated Bylaws of the Company provides that the Company shall indemnify such persons, for such liabilities, in such manner, under such circumstances and to such extent as permitted by Section 302A.521, as now enacted or hereafter amended.

ITEM 16.  EXHIBITS.


4.1 Form of Indenture, dated as of April 26, 1989, between the Company and National City Bank of Minneapolis, as trustee (filed as Exhibit 4.1 to Registration No. 33-26176 and incorporated herein by reference).

4.2 Form of First Supplemental Indenture, dated as of March 16, 1992, amending the Indenture described in Exhibit 4.1 above (filed as Exhibit 4.2 to Registration No. 33-40629 and incorporated herein by reference).

*4.3 Form of Second Supplemental Indenture, dated as of March 16, 1995, amending the Indenture described in Exhibit 4.1 above.

*4.4 Proposed form of Six and Twelve Month Subordinated Extendible Time Certificates (included as part of Exhibit 4.3 above).

*4.5 Proposed form of Two, Five and Ten Year Subordinated Fixed-Term Time Certificates (included as part of Exhibit 4.3 above).

4.6 Form of Subscription Agreement for use in connection with offers to purchase the Time Certificates by prospective purchasers (filed as Exhibit 4.4 to Registration No. 33-26176 and incorporated herein by reference).

*5.1 Opinion and consent of counsel to the Registrant with respect to the legality of the Time Certificates.

10.1 Severance Agreement, dated December 31, 1990, between the Company and Miles E. Efron (filed as Exhibit 10.1(a) to Registration No. 33-26176 and incorporated herein by reference).

10.2 North Star Universal, Inc. Incentive Stock Option Plan, including the form of Stock Option Agreement related thereto (filed as Exhibit 10.19 to Registration No. 33-10558 and incorporated herein by reference).

10.3 North Star Universal, Inc. Non-Qualified Stock Option Plan, including the form of Stock Option Agreement related thereto (filed as Exhibit
          10.19 to Registration No. 33-10558 and incorporated herein by reference).

10.4 Letter Agreement, dated March 25, 1987, between North Star Universal, Inc. and Michael Foods, Inc., pursuant to which the Company agreed not to acquire any additional food related businesses as long as it owns 25% of the capital stock of Michael Foods, Inc. (filed as Exhibit
          10.34 to Registration No. 33-10558 and incorporated herein by reference).

10.5 Indenture, dated as of December 1, 1986, between the Company and National City Bank of Minneapolis, as Trustee, relating to $25,000,000 principal amount of Subordinated Debentures Series 87/88 (filed as
          Exhibit 4.1 to Registration No. 33-10558 and incorporated herein by reference).

10.6 Indenture, dated as of September 1985, between the Company and American National Bank and Trust Company, as Trustee, relating to $14,000,000 principal amount of Subordinated Debentures, Series 1985 (filed as Exhibit 4 to Registration No. 2-99100 and incorporated herein by reference).

10.7 Restated and Amended Credit Loan Agreement, dated May 17, 1990, between the Company and First Bank National Association ("First Bank") (filed as Exhibit 19.1 to the Company's quarterly report on Form 10-Q for the quarter ended June 30, 1990, and incorporated herein by reference).

10.8 Amendment to Restated and Amended Revolving Credit Loan Agreement, dated January 11, 1991, between the Company and First Bank, amending the Restated and Amended Revolving Credit Loan Agreement described in
          Exhibit 10.9 above (filed as Exhibit 10.11(d) to Registration Statement No. 33-26176 and incorporated herein by reference).

10.9 Letter Agreement, dated February 28, 1991, amending the terms of the Amendment to Restated and Amended Revolving Credit Loan Agreement described in 10.10 above (filed as Exhibit 10.11(e) to Registration No. 33-26176 and incorporated herein by reference).

10.10 Second Amendment to Restated and Amended Revolving Credit Loan Agreement, dated January 2, 1992, between the Company and First Bank, amending the Restated and Amended Revolving Credit Loan Agreement described in Exhibit 10.9 above, including a promissory note executed in connection therewith (filed as Exhibit 10.2 to the Company's Annual Report on Form 10-K for the year ending December 31, 1991 and incorporated herein by reference).

10.11 Third Amendment to Restated and Amended Revolving Credit Loan Agreement, dated November 18, 1992, between the Company and First Bank, amending the terms of the Restated and Amended Revolving Credit Loan Agreement described in 10.9 above (filed as Exhibit 10.12(a) to Registration Statement No. 33-40629 and incorporated herein by reference).

*10.12 Fourth Amendment to Restated and Amended Revolving Credit Loan Amendment, dated January 3, 1994, between the Company and First Bank National Association, amending the terms of the Restated and Amended Revolving Credit Loan Agreement described in 10.6 above.

*10.13 Waiver and Fifth Amendment to Restated and Amended Revolving Credit Loan Amendment, dated March 16, 1994, between the Company and First Bank National Association, amending the terms of the Restated and Amended Revolving Credit Loan Agreement described in 10.6 above.

*10.14 Sixth Amendment to Restated and Amended Revolving Credit Loan Amendment, dated January 31, 1995, between the Company and First Bank National Association, amending the terms of the Restated and Amended Revolving Credit Loan Agreement described in 10.6 above.

10.15 Loan Agreement, dated as of May 1, 1989, between the City of Welcome, Minnesota and Eagle Engineering and Manufacturing Company, Inc., a subsidiary of the Company ("Eagle Engineering") relating to $1,470,000 Industrial Development Revenue Bonds, Series 1989 (Eagle Engineering and Manufacturing Company, Inc. Project, (filed as Exhibit 10.15 to Registration No. 33-26176 and incorporated herein by reference).

10.16 Mortgage and Security Agreement, dated as of May 1, 1989, securing the obligations of Eagle Engineering under the Loan Agreement described in
          Exhibit 10.20 above, pursuant to which Eagle Engineering granted a mortgage to American National Bank and Trust Company, St. Paul, Minnesota, as trustee under that certain Indenture, dated as of May 1, 1989, relating to its facility in Welcome, Minnesota (filed as Exhibit
          10.16 to Registration No. 33-26176 and incorporated herein by reference).

10.17 Guaranty Agreement, dated as of May 1, 1989, executed by the Company as guarantor, pursuant to which the Company guaranties the obligations of Eagle Engineering under the Loan Agreement described in Exhibit
          10.20 above (filed as Exhibit 10.17 to Registration No. 33-26176 and incorporated herein by reference).

10.18 North Star Universal, Inc. 1988 Nonqualified Stock Option Plan, as amended April 26, 1989 and May 15, 1989, including form of Stock Option Agreement related thereto (filed as Exhibit 10.18 to Registration No. 33-26176 and incorporated herein by reference).

10.19 Employment Agreement, dated April 1, 1993, between the Company, Transition Engineering, Inc. and Peter E. Flynn (filed as Exhibit 10. 22 to the Company's Annual Report on Form 10-K for the year ending December 31, 1993 and incorporated herein by reference).

10.20 Lease, dated July 12, 1990, between C.E. Services Inc. and Kingsland Properties Ltd., relating to the leased facility in Batavia, Illinois (filed as Exhibit 10.5 to the Company's Annual Report on Form 10-K for the year ending December 31, 1991 and incorporated herein by reference).

10.21 Commercial Lease Agreement, dated January 31, 1990, between C.E. Services, Inc. and Post and Paddock Associates, relating to the leased facility in Grand Prairie, Texas (filed as Exhibit 10.6 to the Company's Annual Report on Form 10-K for the year ending December 31, 1991 and incorporated herein by reference).

10.22 Registration Rights Agreement, dated May 16, 1991, between the Company and FORTIS Corporation (filed as Exhibit 10.17 to Registration No. 33-40629 and incorporated herein by reference).

10.23     Form of North Star Indemnification Agreement, dated May      , 1991,
          between the Company and FORTIS Corporation (filed as Exhibit 10.20 to Registration No. 33-40629 and incorporated herein by reference).

10.24 Promissory Note, dated June 1, 1991, executed in favor of the Company by James H. Michael (filed as Exhibit 10.8 to the Company's Annual Report on Form 10-K for the year ending December 31, 1991 and incorporated herein by reference).

10.25 Purchase and Sale Agreement by and among Leslie C. Malmquist, Universal Press and Label, Inc. and the Company, dated December 22, 1992, relating to the sale of Universal Press and Label, Inc.

10.26 Amended and Restated Loan and Security Agreement dated June 1, 1993 among Americable, Transition Engineering, Inc., Cable Distribution Systems, Inc. and First Bank (filed as Exhibit 10.31 to the Company's quarterly report on Form 10-Q for the quarter ended June 30, 1993, and incorporated herein by reference.)

10.27 Subordination Agreement executed by the Company and Americable for the benefit of First Bank in connection with the loans described in
          Exhibit 10.26 above (filed as Exhibit 10.25(b) to Registration No. 33-26176 and incorporated herein by reference).

*10.28 First Amendment to Amended and Restated Loan and Security Agreement, dated November 29, 1993, among Americable, Inc., Transition Engineering, Inc., Cable Distributions Systems, Inc. and First Bank National Association, amending the terms of the Amended and Restated Loan and Security Agreement described in 10.26 above.

*10.29 Waiver and Second Amendment to Amended and Restated Loan and Security Agreement, dated as of March 3, 1995, among Americable, Inc., Transition Engineering, Inc., Cable Distributions Systems, Inc. and First Bank National Association, amending the terms of the Amended and Restated Loan and Security Agreement described in 10.26 above.

*10.30 Supplement A to Amended and Restated Loan and Security Agreement, dated June 1, 1993, among Americable, Inc., Transition Engineering, Inc., Cable Distributions Systems, Inc. and First Bank National Association, supplementing the terms of the Amended and Restated Loan and Security Agreement described in 10.26 above.

*10.31 Amended, Restated and Consolidated Credit Agreement, dated as of August 1, 1994, by and between C.E. Services, Inc. and Texas Commerce Bank National Association.

*10.32 First Amendment to Amended, Restated and Consolidated Credit Agreement, dated as of December 27, 1994, by and between C.E. Services, Inc. and Texas Commerce Bank National Association, amending the Amended and Restated Consolidated Credit Agreement described in
          10.31 above.

*10.33 Continuing Guaranty by North Star Universal, Inc., dated December 1994, to Texas Commerce Bank National Association, for indebtedness of C.E. Services, Inc., relating to the Amended and Restated Consolidated Credit Agreement described in 10.31 above.

12.1 Computation of Ratio of Earnings to Fixed Charges for North Star Universal, Inc. for the year ended December 31, 1991 (filed as Exhibit
          12.1 to the Company's Annual Report on Form 10-K for the year ending December 31, 1991 and incorporated herein by reference).

12.2 Computation of Ratio of Earnings to Fixed Charges for North Star Universal, Inc. for the years ended December 31, 1988, 1989 and 1990 (filed as Exhibit 12.1 to the Company's Annual Report on Form 10-K for the year ending December 31, 1990 and incorporated herein by reference).

12.3 Computation of Ratio of Earnings to Fixed Charges for North Star Universal, Inc. for the year ended December 31, 1992 (filed as Exhibit
          12.3 to the Company's Annual Report on Form 10-K for the year ending December 31, 1992 and incorporated herein by reference).

12.4 Computation of Ratio of Earnings to Fixed Charges for North Star Universal, Inc. for the year ended December 31, 1993 (filed as Exhibit
          12.4 to the Company's Annual Report on Form 10-K for the year ending December 31, 1993 and incorporated herein by reference).

*12.5 Computation of Ratio of Earnings to Fixed Charges for North Star Universal, Inc. for the year ended December 31, 1994.

*13.4     1994 Annual Report to Shareholders of North Star Universal, Inc.

*23.1     Consent of Independent Certified Public Accountants - Grant Thornton
          LLP.

*24.1 A power of attorney, pursuant to which amendments to this Registration Statement may be filed, is included on the signature page contained in
          Part II of this Registration Statement.

*25.1 Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended, of National City Bank of Minneapolis.

*27.1     Financial Data Schedule

___________

*         Filed with this Registration Statement.

ITEM 17.  UNDERTAKINGS.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES

               Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, this 15th day of March, 1995.

                                          NORTH STAR UNIVERSAL, INC.

                                          By   /s/Jeffrey J. Michael
                                             -----------------------------------
                                             Jeffrey J. Michael, President and
                                             Chief Executive Officer

               KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jeffrey J. Michael and Peter E. Flynn, and each of them, as his true and lawful attorneys-in-fact and agents, each with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitutes, may lawfully do or cause to be done by virtue hereof.

               Pursuant to the requirements of the Securities Exchange Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


      Signature                        Title                         Date
      ---------                        -----                         ----

/s/Miles E. Efron            Chairman of the Board              March 15, 1995
- -------------------------
Miles E. Efron

/s/James H. Michael          Director                           March 15, 1995
- -------------------------
James H. Michael

/s/Jeffrey J. Michael        President, Chief Executive         March 15, 1995
- -------------------------    Officer and Director
Jeffrey J. Michael           (principal executive officer)

/s/Peter E. Flynn            Executive Vice President,          March 15, 1995
- -------------------------    Chief Financial Officer
Peter E. Flynn               (principal financial and
                             accounting officer), Secretary
                             and Director

                             Director
- -------------------------
Fred E. Stout

/s/Richard J. Braun          Director                           March 15, 1995
- -------------------------
Richard J. Braun

                                  EXHIBIT INDEX

Exhibit                                                                  Page
Number                                                                   Number
- -------                                                                  ------

4.3 Form of Second Supplemental Indenture, dated as of March 16, 1995, amending the Indenture described in Exhibit 4.1.

4.4       Proposed form of Six- and Twelve-Month Subordinated
          Extendible Time Certificates (included as part of
          Exhibit 4.3 above).

4.5       Proposed form of Two-, Five- and Ten-Year Subordinated
          Fixed-Term Time Certificates (included as part of
          Exhibit 4.3 above).

5.1 Opinion and consent of counsel to Registrant with respect to the legality of the Time Certificates.

10.12 Fourth Amendment to Restated and Amended Revolving Credit Loan Amendment, dated January 3, 1994, between the Company and First Bank National Association

10.13 Waiver and Fifth Amendment to Restated and Amended Revolving Credit Loan Amendment, dated March 16, 1994, between the Company and First Bank National Association

10.14 Sixth Amendment to Restated and Amended Revolving Credit Loan Amendment, dated January 31, 1995, between the Company and First Bank National Association

10.28 First Amendment to Amended and Restated Loan and Security Agreement, dated November 29, 1993, among Americable, Inc., Transition Engineering, Inc., Cable Distributions Systems, Inc. and First Bank National Association

10.29 Waiver and Second Amendment to Amended and Restated Loan and Security Agreement, dated as of March 3, 1995, among
          Americable, Inc., Transition Engineering, Inc., Cable
          Distributions Systems, Inc. and First Bank National
          Association

10.30     Supplement A to Amended and Restated Loan and Security
          Agreement, dated June 1, 1993, among Americable, Inc.,
          Transition Engineering, Inc., Cable Distributions Systems, Inc. and First Bank National Association

10.31 Amended, Restated and Consolidated Credit Agreement, dated as of August 1, 1994, by and between C.E. Services, Inc. and Texas Commerce Bank National Association.

10.32 First Amendment to Amended, Restated and Consolidated Credit Agreement, dated as of December 27, 1994, by and between C.E. Services, Inc. and Texas Commerce Bank National
          Association

10.33 Continuing Guaranty by North Star Universal, Inc., dated December 1994, to Texas Commerce Bank National Association, for indebtedness of C.E. Services, Inc.

12.5 Computation of Ratio of Earnings to Fixed Charges for North Star Universal, Inc. for the year ended December 31, 1994.

13.4      1994 Annual Report to Shareholders of North Star Universal,
          Inc.

23.1      Consent of Independent Certified Public Accountants - Grant
          Thornton LLP

25.1 Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended, of National City Bank of Minneapolis.

27.1      Financial Data Schedule